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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                        WALLACE COMPUTER SERVICES, INC.
                           (NAME OF SUBJECT COMPANY)
                        WALLACE COMPUTER SERVICES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  932270 10 1
                       (CUSIP NUMBER OF CLASS SECURITIES)

                            ------------------------

                              MICHAEL J. HALLORAN
        VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND ASSISTANT SECRETARY
                        WALLACE COMPUTER SERVICES, INC.
                             4600 W. ROOSEVELT ROAD
                            HILLSIDE, ILLINOIS 60162
                                 (312) 626-2000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

       FREDERICK C. LOWINGER                    CRAIG T. BOYD
         STEVEN SUTHERLAND                     BUTLER, RUBIN,
          SIDLEY & AUSTIN                     SALTARELLI & BOYD
     ONE FIRST NATIONAL PLAZA            THREE FIRST NATIONAL PLAZA
      CHICAGO, ILLINOIS 60603              CHICAGO, ILLINOIS 60602
          (312) 853-7000                       (312) 444-9660

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Wallace Computer Services, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 4600 West Roosevelt Road, Hillside, Illinois 60162. The title of the class of equity securities to which this Statement relates is the common stock, par value $1.00 per share (the "Common Stock"), of the Company, together with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of March 14, 1990 (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as Rights Agent (the Common Stock, together with the Rights, are hereinafter referred to as the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

    This Statement relates to the tender offer by FRDK, Inc., a New York corporation (the "Bidder") and a wholly owned subsidiary of Moore Corporation Limited, an Ontario corporation ("Moore"), disclosed in a Tender Offer Statement on Schedule 14D-1 (as amended, the "Schedule 14D-1"), dated August 2, 1995, to purchase all outstanding Shares at a price per share of $56.00 net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 2, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer").

    According to the Offer to Purchase, the address of the principal executive offices of the Bidder and Moore is 1 First Canadian Place, Suite 7200, Toronto, Ontario, Canada M5X 1G5.

ITEM 3.  IDENTITY AND BACKGROUND.

    (A)  NAME AND BUSINESS ADDRESS OF PERSON FILING THIS STATEMENT.

    The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

    (B)(1) ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY.

    Certain information with respect to certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors and affiliates is set forth in pages 6-17 of the Company's Notice of Annual Meeting of Stockholders and Proxy Statement dated October 7, 1994 for the Company's 1994 Annual Meeting of Stockholders (the "Proxy Statement"), copies of which pages are attached as Exhibit 1 to this Statement and are incorporated herein by reference. The amendments to the Company's Employee Stock Purchase Plan described in the Proxy Statement became effective following their approval by the stockholders of the Company at its Annual Meeting held on November 9, 1994.

    The Company has entered into an Employment Agreement, dated as of January 1, 1995, with Robert J. Cronin (the "Employment Agreement") pursuant to which Mr. Cronin will be employed as the Company's President and Chief Executive Officer until December 31, 1999. The Employment Agreement provides for Mr. Cronin to be paid a base salary of at least $365,000 per year and, at the Company's discretion, annual bonuses may be awarded to Mr. Cronin under the Company's Executive Incentive Plan or otherwise. In the event of a Material Change (as hereafter defined), Mr. Cronin, for his continued employment, will be paid for each fiscal year during the remainder of the term of the Employment Agreement an annual bonus equal to an amount not less than the average annual bonus awarded to Mr. Cronin for the last two fiscal years preceding the fiscal year in which the Material Change occurs. A "Material Change" includes the acquisition of beneficial ownership of 50% or more of the outstanding shares of the Company's Common Stock, the election as directors representing one-half or more of the Company's Board of Directors of persons who were not nominated or recommended by the incumbent Board of Directors, or the occurrence of any other event or state of facts that the Board of Directors determines to be a "Material Change" for purposes of the Employment Agreement. At the election of Mr. Cronin, his annual bonus for any fiscal year may be deferred and paid, with interest (based on the rate paid on 90-day bank certificates of deposit), in 120 equal monthly installments following the termination of his employment. The Employment Agreement also provides that, if Mr. Cronin should become disabled during the term of his employment, he will be paid 50% of his base salary then in effect for the remainder of the employment term or until his death, whichever occurs first. In the event of a Material Change, Mr. Cronin may elect to terminate his services if (i) the Company fails to continue to employ Mr. Cronin in the same capacity in which he was employed immediately prior to the Material Change, (ii) the Company impedes or otherwise fails to permit Mr. Cronin to exercise fully and properly his duties and responsibilities as President and Chief Executive Officer or (iii) the Company fails to pay Mr. Cronin's base salary or award to him the annual bonus when due. In the event Mr. Cronin elects to terminate his services pursuant to the preceding sentence, Mr. Cronin will be entitled to a termination payment equal to the present value of the minimum base salary, bonuses payable and other compensation to which he would have been entitled if he had continued in the employ of the Company through the last day of the term of the Employment Agreement. In the event that, in connection with a Material Change, the termination payment or any other amounts payable to Mr. Cronin or certain of his beneficiaries is subject to the excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, or any similar tax or assessment (collectively, "Excise Taxes"), the Company shall pay the amount necessary to reimburse Mr. Cronin or his beneficiaries, as the case may be, for (i) all Excise Taxes that may be imposed and (ii) any and all income and other taxes that may be imposed on Mr. Cronin or his beneficiaries under clause (i) above or under this clause (ii). Subject to certain limitations, during the term of the Employment Agreement, Mr. Cronin and his dependents will receive all benefits, and may participate in other plans and programs, which executive employees of the Company are entitled to receive or in which they are entitled to participate. In addition, subject to certain limitations, Mr. Cronin and his wife will be entitled to reimbursement of all medical expenses they may incur during Mr. Cronin's lifetime. The Employment Agreement also provides for Mr. Cronin to receive a maximum monthly supplemental retirement benefit equal to 50% of his average monthly compensation from the Company for the last sixty months of his full-time employment, reduced by his monthly social security retirement benefits and the monthly amount payable under a single life annuity equal to the value of all other amounts payable under any retirement plan or program of the Company (other than amounts attributable to his contributions). Subject to certain limitations, during the term of the Employment Agreement and for a period of two years after the later to occur of (i) the end of the term of the Employment Agreement and (ii) the termination of Mr. Cronin's employment for any reason, Mr. Cronin has agreed not to, directly or indirectly, own, manage, operate, control, be employed by, participate in or be connected with the ownership, management, operation or control of, any entity which is directly engaged in any business or activity directly competitive with any business of the Company. A copy of the Employment Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference, and the foregoing description of the Employment Agreement is qualified in its entirety by reference to such Exhibits.

    Pursuant to indemnification agreements referred to on page 16 of the Proxy Statement, subject to certain limitations, the Company must advance any and all defense costs (including attorneys' fees) of investigating, defending or otherwise contesting any claim made against the director with respect to any alleged act or omission by him as a director of the Company, provided that the director gives the Company a written undertaking to repay all such advances if and to the extent it is ultimately determined that the director is not entitled to indemnification with respect to such claim. Each of the directors of the Company has entered into an Undertaking to Repay if and to the extent it is ultimately determined that the director is not entitled to indemnification with respect to litigation currently pending in which the Company and the directors were named as defendants. See Item 8(c) hereto for a discussion of such litigation. Copies of the forms of Undertaking to Repay are filed as Exhibit 3 hereto and incorporated herein by reference.

    (B)(2) ARRANGEMENTS WITH THE BIDDER, ITS EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES.

    There are no contracts, agreements, arrangements or understandings or actual or potential conflicts of interests between the Company and its affiliates and the Bidder, its executive officers, directors or affiliates.

    (C)  BACKGROUND.

    On or about February 16, 1995, a representative of Lazard Freres & Co. LLC ("Lazard") contacted Mr. Neele E. Stearns, Jr., a member of the Company's Board of Directors and a personal acquaintance of such representative, and inquired whether a representative of the Company would be willing to meet with Mr. Reto Braun, Chief Executive Officer of Moore, to discuss a possible business combination on a friendly basis involving Moore and the Company. Mr. Stearns replied that he would communicate with representatives of the Company and then follow up with the Lazard representative. During the telephone conversation, Mr. Stearns also scheduled a lunch with the Lazard representative for March 2 to discuss certain matters unrelated to the Company and Moore.

    On February 21, 1995, Mr. Stearns contacted the Lazard representative and informed him that Mr. Braun or a representative of Lazard should communicate in writing directly with Mr. Cronin in the event they wished to raise the possibility of discussing a business combination.

    On or about February 24, 1995, Mr. Braun sent a letter to Mr. Cronin, the text of which follows:

    February 24, 1995

    Dear Mr. Cronin:

    As a result of recent discussions between our financial advisor, Lazard Freres, and Mr. Neele Stearns of your Board of Directors, it has been suggested that I communicate directly with you in this manner. I welcome the opportunity.

    As you may know, I came to Moore as CEO in September of 1993. Since then, my focus has been on achieving operational excellence and charting strategic direction for Moore in a fast changing environment. I am sure that you at Wallace perceive the same challenges that technological change has brought to our traditional markets and our traditional means of delivering value to our customers. I have followed with great interest your progress in addressing these issues.

    After studying the industry's structure in relation to its changing market, and the challenges faced by the forms companies in transforming their businesses, I have concluded that significant shareholder value could be created at this time by pursuing a strategic combination within the industry. It is my belief that Moore and Wallace might make an excellent fit. It is apparent to me that we share a common vision in the areas of forms services, electronic forms, electronic order entry systems, digital print networks, pressure sensitive labels and other strategic imperatives. Cost and scale rationalizations in our traditional businesses and the combined ability to pursue technology advances would benefit our shareholders, our customers, and our employees. With the Moore network of international subsidiaries and operations, our combined technologies could be leveraged worldwide.

    I would welcome to begin discussions with you, on a strictly confidential basis, to explore the possibility of a combination of our companies. We are very flexible in our thinking as to the form such a combination might take. After you have had a chance to discuss this with your Board, I would be most happy to meet with you to share our respective views. I am in our Lake Forest offices most of my time. You can reach me at the above number in Toronto, in Lake Forest at 708-615-5777 or alternatively you could contact Mr. Gerald Rosenfeld of Lazard in New York at 212-632-6820 to arrange for a meeting. I look forward to hearing from you.

    Sincerely,
    /s/ Reto Braun
    Reto Braun

    On March 2, 1995, Mr. Stearns attended the previously scheduled lunch with the representative of Lazard at which certain matters unrelated to Moore and the Company were discussed. Mr. Stearns also confirmed that Mr. Braun's February 24 letter was under consideration by the Company.

    On March 8, 1995, at a regularly scheduled meeting of the Board of Directors, the Board of Directors discussed the February 24 letter of Mr. Braun and Moore's interest in pursuing a possible transaction with the Company.

    On or about March 9, 1995, Mr. Cronin attempted to reach Mr. Braun by telephone, but was advised that he would be out of his office until March 14. On or about March 14, Mr. Cronin contacted Mr. Braun by telephone. At the outset of the telephone conversation, Mr. Cronin stated that the telephone call would not have been made if the Company had not received Lazard's assurances that Moore would only proceed on a friendly basis. Mr. Braun agreed completely and stated that Moore would only pursue a transaction on a friendly basis.

Mr. Cronin informed Mr. Braun that the Company was successfully pursuing its corporate strategy, saw no reason to depart from it and that, accordingly, the Company was not for sale. However, Mr. Cronin stated he was nevertheless prepared to meet with Mr. Braun if he still desired to do so. Mr. Braun stated that such a meeting was unnecessary and that the Company should "consider the situation closed."

    On March 22, 1995, Mr. Stearns briefly visited the office of the Lazard representative to confirm that the representative was aware of the March 14th telephone conversation between Messrs. Braun and Cronin. The Lazard representative once again stated that Moore would only pursue a friendly transaction.

    On April 18, 1995, Mr. Cronin and Mr. Braun met each other at an industry conference in New York City. Mr. Braun suggested that the two should meet for lunch to discuss certain matters unrelated to a business combination. Mr. Cronin stated that he would be willing to have lunch and that Mr. Braun should contact him to set up a date. In the following weeks, Mr. Braun's secretary contacted Mr. Cronin's secretary several times to arrange a lunch meeting for Messrs. Braun and Cronin. Ultimately the secretaries scheduled the lunch between Mr. Braun and Mr. Cronin for August 8, 1995.

    On the evening of Sunday, July 30, 1995, Mr. Braun called Mr. Cronin from New York and left a recorded message on Mr. Cronin's home answering machine stating that Moore and the Bidder were going to make a tender offer for the Company. At approximately 10:30 p.m., Chicago time, on Sunday, July 30, 1995, a messenger slipped a letter under the front door at Mr. Cronin's residence, which was addressed to Mr. Theodore Dimitriou, Chairman of the Board of Directors of the Company, and Mr. Cronin. The following is the text of the letter:

    July 30, 1995

    Dear Mr. Dimitriou and Mr. Cronin:

    As you know from our prior communications, the Board of Directors and management of Moore Corporation believe the combination of our two companies makes eminent business sense. Unfortunately, your Board specifically rejected our proposal to discuss a strategic business combination. We therefore felt we had no choice but to proceed with an offer directly to your shareholders. We continue to believe it is in the best interests of both companies to move expeditiously toward a mutually-agreed combination of our companies.

    This week  we will  commence an  offer to  purchase all  of the  outstanding common stock of Wallace at $56.00 per share in cash, a total of approximately $1.3 billion. This offer represents an 84% premium over your share price on February 24, 1995 when we first contacted you regarding a business combination, and 42% over your most recent 30-day average closing price. In the interim, we have noted your favorable results and our price reflects both your recent and anticipated performance. We are confident that your shareholders will find our offer compelling.

    As you know, Moore is the acknowledged global leader in our industry. As a 113 year old corporation, Moore operates in 59 countries with over 100 manufacturing facilities. Over the past two years, we have been redirecting our energies and resources to meet the rapidly changing information handling technologies and demands of our customers and increase our rate of growth. We have made excellent progress. And we have noted with interest your similar efforts and progress.

    We believe the combination of Moore's strengths with Wallace's would accelerate our mutual efforts, creating a new entity capable of providing the full spectrum of integrated products and service offerings that today's customers demand on a global basis.

    Together, we would redefine the industry. The new entity would be far more than the sum of its parts. In the United States, our respective operations are complementary in three targeted growth areas: total forms and print management; labels; and personalized direct mail. Our combined capabilities in these core areas would give the new entity a significant competitive opportunity, enabling us to fully serve the needs of any organization. Together, we would simultaneously expand our sales to our respective existing customers and appeal to new ones. Overseas, we would be able to leverage exponentially the combined products, services and technological advantages with Moore's existing customer base.

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    The combination of our two entities would benefit from Moore's:

        - World-wide market leader position with global Fortune 1000 customers.

        - Unique electronic solutions capabilities, through the JetForm equity alliance.

        - Proprietary research and technologies in variable digital network color printing, global print management distribution network, linerless labels, direct personalized marketing, statement processing and distribution.

        - Partnership   and  strategic  alliances   with  worldwide  market  and
          technology leaders -- Datamax, Indigo, EDS and Toppan Moore.

        - Financial strength, continued investment in capital and technology, and scope of resources.

    In sum, the new entity would be ideally positioned to compete successfully in the global marketplace of the future.

    As a result of the provision in your bylaws which requires advance notice of Board nominees, later today we will be delivering a notice identifying three nominees for the upcoming annual meeting of shareholders. Our nominees will be dedicated to implementing our proposed transaction, consistent with their fiduciary duties. Our attorneys also advise me we will be filing certain litigation relating to your defensive provisions.

    We have the highest regard for you and your management team, which we believe would find a professionally exciting and rewarding environment at the combined entity, and we hope and expect that your team would remain in place. The complementary nature of our operations would make integration straightforward and would create exciting new opportunities for employees of the combined entity. And, of course, our commitment to the U.S. would remain strong.

    We stand ready to meet with you and the Wallace Board and management at any time to discuss any aspect of our proposed combination so that you will share our confidence and enthusiasm for this transaction -- a transaction that serves the best interests of both of our companies and our shareholders, employees, customers and communities.

    Sincerely,
    /s/ Reto Braun
    Reto Braun
    cc: Wallace Board of Directors

    On the evening of July 30, 1995, Goldman, Sachs & Co. ("Goldman Sachs") was retained as financial advisor to the Company.

    On July 31, 1995, Moore and the Bidder commenced litigation against the Company and each member of the Board of Directors of the Company. For a description thereof, see Item 8(c) of this Statement.

    On July 31, 1995, Mr. Cronin telecopied a letter to Mr. Braun, the text of which follows:

    July 31, 1995

    Dear Mr. Braun:

    We have received your letter dated July 30, 1995 in which you have proposed an acquisition of Wallace Computer Services, Inc. at $56 per share in cash. With the assistance of financial and legal advisors, the Board of Directors of Wallace will consider the proposal in due course. Goldman, Sachs & Co. has been retained in this regard. After the Board has determined its position with respect to the proposal, we will so inform you. If appropriate at that time, we will also respond to various assertions in your letter and public statements.

    Sincerely,
    /s/ Robert J. Cronin
    Robert J. Cronin
    President and
    Chief Executive Officer

    On August 1, 1995, at a special meeting of the Board of Directors of the Company, the Board of Directors, together with the Company's legal and financial advisors, preliminarily reviewed the public announcement by Moore of its intent to commence the Offer and the July 30 letter from Mr. Braun to Messrs. Dimitriou and Cronin.

    On August 2, 1995, Moore and the Bidder filed a Schedule 14D-1 with the Securities and Exchange Commission and commenced the Offer.

    On August 2, 1995, Mr. Braun's secretary contacted Mr. Cronin's secretary to inquire whether Mr. Cronin would be having lunch with Mr. Braun on August 8. Mr. Cronin's secretary indicated that Mr. Cronin would not.

    As discussed under Item 4(a) below, on August 11 and 14, 1995, at special meetings of the Board of Directors of the Company, the Board of Directors, together with the Company's legal and financial advisors, considered the Offer.

    On August 15, 1995, Mr. Cronin telecopied a letter to Mr. Braun, the text of which follows:

    August 15, 1995

    Dear Mr. Braun:

    Our Board of Directors has carefully considered your bid of $56.00 per share and unanimously agreed to advise Wallace stockholders this morning to reject your hostile tender offer. The offer is clearly inadequate. The Board is of the opinion that, in light of the company's future prospects, the interests of Wallace's stockholders will be best served by Wallace remaining an independent entity.

    Wallace is an outstanding company. Wallace has become the acknowledged industry leader in the application of new technologies and in customer service and value. As you know, this has resulted in a dramatic string of new customer relationships for Wallace. This trend will continue and is only just beginning to add to our company's bottom line and stockholder value.

    We   have  achieved  excellent  business   and  financial  results  for  our
    stockholders. Our most recent results, announced this morning, for the fourth quarter and for the entire fiscal year ended July 31, 1995 were exceptional. They provide the real proof that our strategies and industry leadership are paying off for customers, employees and stockholders. We believe that there is much more to come.

    Your proposed acquisition of Wallace raises serious issues under the federal antitrust laws. As a result, we are filing a legal action in the United States District Court for the Southern District of New York to enjoin the proposed merger under Section 7 of the Clayton Act.

    The Board is also concerned with significant misstatements of fact in your public statements concerning the tender offer. Because of the seriousness of those misstatements, our legal action in the United States District Court for the Southern District of New York also seeks to enjoin you from violating the federal securities laws.

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    Wallace  and its  Board of Directors  have always dealt  fairly and honestly with Wallace's stockholders. We expect you to do the same.

    Sincerely,
    /s/ Robert J. Cronin
    Robert J. Cronin
    President and
    Chief Executive Officer

    ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

        (a) The Board of Directors of the Company held a meeting on August 1, 1995 to consider the July 30, 1995 public announcement by Moore of its intent to commence the Offer and held meetings on August 11 and 14, 1995 to consider the Offer. At each meeting, the Board of Directors carefully considered the Company's business, financial condition and prospects, the terms and conditions of the Offer (or in the case of the August 1 meeting, of the proposed Offer) and other matters, including discussions with its legal and financial advisors.

        At the August 14 meeting, the Company's Board of Directors unanimously concluded that the Offer is inadequate and not in the best interests of the Company and its stockholders and that, in light of the Company's future prospects, the interests of the stockholders will be best served by the Company remaining an independent entity. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

        A copy of a letter to stockholders communicating the Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits 4 and 5 hereto, respectively, and are incorporated herein by reference.

        (b) In reaching the conclusions referred to in Item 4(a), the Board of Directors took into account numerous factors, including but not limited to the following:

            (i) The Board's familiarity with the business, financial condition, prospects and current business strategy of the Company, the nature of the business in which the Company operates and the Board's belief that the Offer does not reflect the long-term values inherent in the Company. In this regard, the Board of Directors particularly considered:

           - The Company's exceptional performance for the fourth quarter of the fiscal year ended July 31, 1995 and for such fiscal year.

           - The popularity and rapid growth rate of the Wallace Information Network (W.I.N.) and Select Service systems.

           - The Company's reputation as a provider of superior products and services and its position in its industry as a technological leader and innovator.

           - The fact that the Company has experienced increased sales every year since the Company went public in 1961 and, except for one year, experienced increased profit in every year since 1961.

           - The fact that the Company and each of its business lines have grown in sales at higher rates than the industry as a whole.

           - The fact that the Company has gained market share over the past several years and the Company's expectation of continuing to do so in the future.

           (ii) The opinion of the Company's management as to the Company's prospects for future growth and profitability, based on its knowledge of the Company's businesses, its views as to the long-term strategic plan, the various strategic initiatives which have been implemented over the past several years (including recent acquisitions and alliances to expand label sales, the development of new approaches in supplying office products to large organizations, new applications for imaging and personalization, and enterprise-wide approaches to electronic forms), and the acquisition and other opportunities that will be available in the future, its assessment of certain new products in various stages of development (such as linerless labels and patented direct response marketing systems), and its opinion concerning the Company's financial condition and current conditions in the businesses in which the Company operates.

           (iii) The opinion of Goldman Sachs, the Company's financial advisor, after reviewing with the Board of Directors many of the factors referred to herein and other financial criteria used in assessing an offer, that the Offer is inadequate.

           (iv) Certain legal issues raised by the Offer under the antitrust laws of the United States.

           (v) The numerous conditions to which the Offer is subject. Thirteen general conditions and many more sub-conditions must be satisfied or waived before the Bidder is obligated to consummate the Offer.

           (vi) The disruptive effect consummation of the Offer could have on the Company's employees, suppliers, customers and the communities where the Company operates.

        The Offer is conditioned upon, among other things, the Rights having been redeemed by the Board of Directors or the Bidder being satisfied in its sole discretion that the Rights have been invalidated or are otherwise inapplicable to the Offer and a merger or similar business combination with the Bidder or another wholly owned subsidiary of Moore (the "Proposed Merger"). In light of the Board's decision discussed above, the Board of Directors has determined not to take any action to redeem the Rights in response to the Offer. As more fully described under Item 7, the Board of Directors has adopted a resolution to delay the "Distribution Date" under the Rights Agreement.

        The Offer is also conditioned upon, among other things, the acquisition of Shares pursuant to the Offer and the Proposed Merger having been approved pursuant to Section 203 of the Delaware General Corporation Law ("Section 203") or the Bidder being satisfied in its sole discretion that Section 203 is otherwise inapplicable to the acquisition of Shares pursuant to the Offer and the Proposed Merger. In light of the Board's decision discussed above, the Board of Directors has determined to take no action which would render
    Section 203 so inapplicable.

        The Offer is also conditioned upon, among other things, the Proposed Merger having been approved pursuant to Article Ninth of the Restated Certificate of Incorporation of the Company ("Article Ninth"), or the Bidder being satisfied in its sole discretion that the provisions of Article Ninth are otherwise inapplicable to the Proposed Merger. In light of the Board's decision discussed above, the Board of Directors has determined to take no action which would render Article Ninth so inapplicable.

    ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

        Pursuant to a letter agreement dated July 30, 1995 (the "Letter Agreement"), the Company has retained Goldman Sachs as financial advisor with respect to the Offer and certain other possible transactions. Pursuant to such agreement, the Company has agreed to pay: (a) a fee of $500,000, payable on the date of the letter agreement (which amount has been paid and is creditable against any fees payable under clause (b), (c) or (d) below);
    (b) if 15% or more of the outstanding stock of the Company is acquired by Moore or any other person or group (including the Company), in one or a series of transactions or if all or substantially all of the assets of the Company are transferred, in one or a series of transactions, by way of a sale, distribution or liquidation, a fee equal to 0.62% of the aggregate value of all such transactions (in the event at least 50% of the outstanding stock of the Company is acquired by Moore or any other person, such aggregate value will be determined as if such acquisition were of 100% of the stock of the Company); (c) if the Company or any entity formed or owned in substantial part or controlled by the Company or one or more members of senior management of the Company or any employee benefit plan of the Company or any of its subsidiaries effects certain recapitalization transactions, a fee equal to 0.62% of the aggregate value of such transaction; (d) if the Company sells, distributes or liquidates all of its assets, or a portion of its assets having an aggregate value of $50 million or more, and no fee is otherwise payable pursuant to clause (b) or (c) above, a fee based upon the aggregate value of such transaction pursuant to a schedule ranging from 2.00% if the aggregate value of the transaction is $50 million, to 0.75% if the aggregate value of the transaction is $750 million or more; and (e) in the event no transaction of the type described in clause (b) or (c) above has been consummated by any of the following dates, a fee of $1.5 million on each such date as of which no transaction has been consummated: October 31, 1995, January 31, 1996, April 30, 1996, July 31, 1996 and October 31, 1996.
    Any fee paid pursuant to clause (e) shall be creditable against any fee payable under clause (b), (c) or (d) above. Any fee paid under clause (b) above shall be creditable against any fee subsequently paid under clause (c) above, and visa versa.

        Pursuant to the Letter Agreement, if the Company becomes the subject of, or is threatened with, a contested proxy solicitation by Moore or any other party, Goldman Sachs will act as the Company's financial advisor with regard to such proxy solicitation. No additional fee will be paid to Goldman Sachs in connection therewith.

        The Company has also agreed to reimburse Goldman Sachs periodically for their reasonable out-of-pocket expenses, including the reasonable fees and disbursements of their attorneys, plus any sales, use or similar taxes (including additions to such taxes, if any) arising in connection with any matter referred to in the Letter Agreement. In addition, the Company has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under federal securities laws. Pursuant to a separate letter dated July 30, 1995, Goldman Sachs has agreed, subject to limited exceptions, to use confidential information supplied by the Company only for the engagement contemplated by the Letter Agreement and not to disclose such information.

        In the case of public offerings or private placements of securities of the Company that are related to a transaction contemplated by the Letter Agreement, the Company has agreed to offer Goldman Sachs the right to act as lead manager or agent on such transactions. In such case, Goldman Sachs would charge customary fees pursuant to a separate agreement.

        The Letter Agreement may be terminated at any time by either party thereto, with or without cause, effective upon receipt of written notice to that effect. Goldman Sachs will be entitled to the transaction fee set forth above if at any time prior to the expiration of two years after such termination a transaction of the type contemplated by clause (b), (c) or (d) above is consummated and, in the case of a transaction contemplated by clause (b) or (d), there was contact with the acquiring party, or any affiliate thereof, regarding such a transaction during the period of Goldman Sachs' engagement. Any fee paid under clause (e) shall, however, be credited against any such transaction fee.

        The Company also has retained Hill and Knowlton, Inc. as a public relations advisor in connection with the Offer and has retained Morrow & Co., Inc. to assist the Company in connection with communications with stockholders and to provide other services in connection with the Offer. The Company will pay Hill and Knowlton, Inc. and Morrow & Co., Inc. reasonable and customary fees for their services, reimburse them for their reasonable expenses and provide customary indemnities.

        Except as described above, neither the Company nor any person acting  on
    its   behalf  has  retained  any  other  person  to  make  solicitations  or recommendations to security holders on its behalf concerning the Offer.

    ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

        (a) Except for the transactions in Shares set forth below, there have been no transactions in the Shares during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

        On June 30, 1995, each of the following executive officers and directors exercised the right to purchase the number of Shares specified next to his name pursuant to the Company's Employee Stock Purchase Plan

    (the "Purchase Plan") in respect of the six month period ended June 30, 1995: Robert J. Cronin (345); Bruce D'Angelo (198); Michael O. Duffield
    (378); Michael J. Halloran (221); Donald J. Hoffman (160); Michael M. Mulcahy (311); Michael T. Quane (197); and Wayne E. Richter (255). The purchase price was $24.225 per Share, which represents 85% of the mean high and low quoted sales price of the Shares reported by the New York Stock Exchange Composite Transaction System on January 1, 1995. The Company issued and delivered a total of 136,651 Shares to participants in the Purchase Plan on July 18, 1995. On July 18, 1995, Wayne E. Richter exercised stock options covering 1,000 Shares at $20.94 per Share and sold those 1,000 Shares the same day at $41.63. On August 3, 1995, Donald J. Hoffman exercised stock options covering 2,000 Shares at $27.50 per Share. The exercise price for the Shares acquired by Mr. Hoffman was paid through the surrender by Mr. Hoffman to the Company of 931 Shares held by him.

        (b) To the best of the Company's knowledge, none of its executive officers, directors, affiliates or subsidiaries currently intends to tender, pursuant to the Offer, any Shares beneficially owned by such persons. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

    ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

        (a)-(b) For the reasons discussed in Item 4 above, the Board of Directors of the Company has concluded that the Offer is inadequate and not in the best interests of the Company and its stockholders and that, in light of the Company's future prospects, the interests of the stockholders will be best served by the Company remaining an independent entity. The Company is not now engaged in any negotiations in response to the Offer that relate to or could result in one or more of the following or a combination thereof:
    (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

        Notwithstanding the foregoing, the Board of Directors may in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph and it has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that the Company may conduct. Accordingly, the Board of Directors has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

        At its August 11, 1995 meeting, the Board of Directors of the Company resolved to delay the "Distribution Date" under the Rights Agreement (the date after which, among other things, separate certificates for the Rights are to be distributed) until the latest to occur of (i) the close of business on August 28, 1995, (ii) the close of business on the date after August 28, 1995 which is one business day prior to any publicly announced expiration date of the Offer or (iii) such other time as the Board of Directors, or any duly authorized committee thereof, by subsequent resolution duly approved, prior to the Distribution Date (after taking into account the resolution), by a majority of the Board of Directors or such committee thereof, shall designate.

    ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

        (A)  DIRECTOR NOMINATIONS BY THE BIDDER.

        In conjunction with the Offer, the Bidder has given notice to the Company of its intention to solicit proxies to elect three director nominees to replace the directors of the Company who are expected to be candidates for reelection at the next Annual Meeting of Stockholders of the Company. The Bidder also has notified the Company that it intends to introduce business at the next Annual Meeting of Stockholders for the purpose of, among other things, (i) removing all of the members of the Board of Directors of the Company except those nominated by the Bidder, and (ii) amending the Bylaws to fix the number of directors of the Company at three. Moore and the Bidder also disclosed that, if elected, directors nominated by the Bidder would take action to (a) redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger), approve the Offer and the Proposed Merger under Section 203, take any action that is desirable or necessary for the satisfaction of Article Ninth, and take such other actions and seek or grant such other consents or approvals as may be desirable or necessary to expedite prompt consummation of the Offer and the Proposed Merger or (b) if any other transaction offering more value to the Company's stockholders is proposed, take actions to facilitate such a transaction, in each case subject to fulfillment of the fiduciary duties that they would have as directors of the Company.

        (B)  AMENDED AND RESTATED BYLAWS.

        On June 14, 1995, the Board of Directors adopted Amended and Restated Bylaws of the Company. The Amended and Restated Bylaws amended the prior Bylaws to add a provision requiring that any stockholder desiring to bring business before any Annual Meeting of Stockholders of the Company must, subject to certain limitations, give the Secretary of the Company written notice of any such business to be brought not later than sixty, and not earlier than ninety, days in advance of such meeting. The Amended and Restated Bylaws also prescribe the form of notice that must be delivered by any stockholder and the method of delivery of such notice. A copy of the Amended and Restated Bylaws of the Company is filed as Exhibit 6 hereto and is incorporated herein by reference, and the foregoing description of the Amended and Restated Bylaws is qualified in its entirety by reference to such Exhibit.

        (C)  CERTAIN LITIGATION.

        THE MOORE ACTION. On July 31, 1995, Moore and the Bidder commenced an action in the United States District Court for the District of Delaware by filing a complaint (the "Moore Action") against the Company and each of the directors of the Company. (MOORE CORP. LTD., ET AL. V. WALLACE COMPUTER SERVICES, INC., ET AL., Civil Action No. 95-472.) The Moore Action asserts, among other things, that the use of certain anti-takeover devices and other defensive measures by the Company is not proportionate nor within the range of reasonable responses to the Offer and is in breach of the directors' fiduciary duties to the Company's stockholders. The Moore Action also asserts that the Offer and the Proposed Merger and proxy solicitation comply or will comply with all applicable laws and other obligations and seeks a declaratory judgment that the Offer and the Proposed Merger and proxy solicitation comply with all applicable laws and other obligations. The Moore Action seeks: (i) preliminary and permanent injunctive relief prohibiting the Company, its directors, officers and certain other related parties from taking steps to impede the ability of the Company's stockholders to consider and make their own determination as to whether to accept the terms of the Offer or give or withhold consent to the terms of the proxy solicitation, or taking any other action to thwart or interfere with the Offer, the Proposed Merger or the proxy solicitation; (ii)(a) to compel the Company's directors to redeem the Rights or amend the Rights Agreement to make the rights inapplicable to the Offer and the Proposed Merger, and (b) preliminary and permanent injunctive relief enjoining the Company, its directors, officers and certain other related parties from taking any action to implement and distribute the Rights and from taking actions pursuant to the Rights Agreement; (iii)(a) to compel the Company's directors to approve the Offer and the Proposed Merger for the purposes of
    Section 203, and (b) preliminary and permanent injunctive relief enjoining the Company, its directors, officers and certain other related parties from taking any actions to enforce or apply Section 203 that would interfere with the Offer; and (iv)(a) to compel the Company's directors to approve the Offer and the Proposed Merger for purposes of Article Ninth, and (b) preliminary and permanent injunctive relief enjoining the Company, its directors, officers and certain other related parties from taking any actions to enforce or apply Article Ninth that would interfere with the Offer. A copy of the Moore Action is filed as Exhibit 7 hereto and is incorporated herein by reference, and the foregoing description of the Moore Action is qualified in its entirety by reference to such Exhibit.

        On August 15, 1995, the Company and each of the directors of the Company filed a Motion to Dismiss the Moore Action. A copy of the Motion to Dismiss is filed as Exhibit 8 hereto and is incorporated herein by reference.

        THE WALLACE ACTION. On August 15, 1995, the Company filed a Complaint against Moore and the Bidder in the United States District Court for the Southern District of New York (the "Wallace Action"). The Wallace Action asserts that (i) the transactions contemplated by the Offer to Purchase may substantially lessen competition in a relevant market and therefore violate
    Section 7 of the Clayton Act, 15 U.S.C. Section 18; and (ii) Moore and the Bidder have made false and misleading statements of fact in connection with the Offer. The Wallace Action seeks declaratory and injunctive relief enjoining Moore and the Bidder (i) from acquiring any voting securities of the Company and (ii) in the alternative, from acquiring any Shares until 60 days after they have fully complied with the Securities Exchange Act of 1934, as amended. A copy of the Wallace Action is filed as Exhibit 9 hereto and is incorporated herein by reference, and the foregoing description of the Wallace Action is qualified in its entirety by reference to such Exhibit.

        STOCKHOLDER ACTIONS. The Company and its directors have been named as defendants in three purported class actions filed between July 31, 1995 and August 3, 1995 on behalf of the public stockholders of the Company in the Court of Chancery of the State of Delaware in and for New Castle County. These actions are entitled: KOFF V. DIMITRIOU, ET AL., Civil Action No. 14448; LAPERRIERE V. WALLACE COMPUTER SERVICES, INC., ET AL., Civil Action No. 14449; and PITTMAN V. DIMITRIOU, ET AL., Civil Action No. 14454 (collectively, the "Stockholder Actions"). The complaints in the Stockholder Actions contain substantially similar allegations, and allege breach of fiduciary duty claims arising out of the proposal by the Bidder to acquire the Company. The complaints in the Stockholder Actions also seek substantially similar relief, including declaratory and injunctive relief barring defendants from breaching their fiduciary duties to plaintiffs and the putative class members and taking steps to impede any offer to acquire the Company, as well as damages in an unspecified amount. Copies of each of the Stockholder Actions are filed as Exhibits 10 through 12 and incorporated herein by reference, and the foregoing description of the Stockholder Actions is qualified in its entirety by reference to such Exhibits.

    ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1  Pages 6-17 of the Proxy Statement dated October 7, 1994 of Wallace Computer
           Services, Inc. for its 1994 Annual Meeting of Stockholders
Exhibit 2  Employment Agreement, dated as of January 1, 1995, by and between the Company and Robert J. Cronin
Exhibit 3  Forms of Undertaking to Repay
Exhibit 4  Letter to Stockholders of Wallace Computer Services, Inc., dated August 15,
           1995*
Exhibit 5  Text of Press Release dated August 15, 1995 issued by the Company
Exhibit 6  Amended and Restated Bylaws of the Company effective as of June 14, 1995
Exhibit 7  Complaint filed in the United States District Court for the District of Delaware
           in MOORE CORP. LTD., ET AL. V. WALLACE COMPUTER SERVICES, INC., ET AL.
Exhibit 8  Motion to Dismiss in MOORE CORP. LTD., ET AL. V. WALLACE COMPUTER SERVICES,
           INC., ET AL.
Exhibit 9  Complaint filed by the Company against Moore and the Bidder in the United States
           District Court for the Southern District of New York
Exhibit    Complaint filed in the Court of Chancery of the State of Delaware in and for New
10         Castle County in KOFF V. DIMITRIOU, ET AL., Civil Action No. 14448
Exhibit    Complaint filed in the Court of Chancery of the State of Delaware in and for New
11         Castle County in LAPERRIERE V. WALLACE COMPUTER SERVICES, INC., ET AL., Civil
           Action No. 14449
Exhibit    Complaint filed in the Court of Chancery of the State of Delaware in and for New
12         Castle County in PITTMAN V. DIMITRIOU, ET AL., Civil Action No. 14454
Exhibit    Letter to Stockholders of Wallace Computer Services, Inc., dated July 31, 1995
13
Exhibit    Text of Press Release dated July 31, 1995 issued by the Company
14

------------------------
* Included in copies mailed to the Company's stockholders.

                                     SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             By:     /s/ Michael J. Halloran

                                                --------------------------------
                                             Name: Michael J. Halloran
                                                Title: Vice President, Chief
                                                Financial
                                                    Officer and Assistant
                                                Secretary

    Dated: August 15, 1995

                                 EXHIBIT INDEX

Exhibit 1  Pages 6-17 of the Proxy Statement dated October 7, 1994 of Wallace Computer
           Services, Inc. for its 1994 Annual Meeting of Stockholders
Exhibit 2  Employment Agreement, dated as of January 1, 1995, by and between the Company and Robert J. Cronin
Exhibit 3  Forms of Undertaking to Repay
Exhibit 4  Letter to Stockholders of Wallace Computer Services, Inc., dated August 15,
           1995*
Exhibit 5  Text of Press Release dated August 15, 1995 issued by the Company
Exhibit 6  Amended and Restated Bylaws of the Company effective as of June 14, 1995
Exhibit 7  Complaint filed in the United States District Court for the District of Delaware
           in MOORE CORP. LTD., ET AL. V. WALLACE COMPUTER SERVICES, INC., ET AL.
Exhibit 8  Motion to Dismiss in MOORE CORP. LTD., ET AL. V. WALLACE COMPUTER SERVICES,
           INC., ET AL.
Exhibit 9  Complaint filed by the Company against Moore and the Bidder in the United States
           District Court for the Southern District of New York
Exhibit    Complaint filed in the Court of Chancery of the State of Delaware in and for New
10         Castle County in KOFF V. DIMITRIOU, ET AL., Civil Action No. 14448
Exhibit    Complaint filed in the Court of Chancery of the State of Delaware in and for New
11         Castle County in LAPERRIERE V. WALLACE COMPUTER SERVICES, INC., ET AL., Civil
           Action No. 14449
Exhibit    Complaint filed in the Court of Chancery of the State of Delaware in and for New
12         Castle County in PITTMAN V. DIMITRIOU, ET AL., Civil Action No. 14454
Exhibit    Letter to Stockholders of Wallace Computer Services, Inc., dated July 31, 1995
13
Exhibit    Text of Press Release dated July 31, 1995 issued by the Company
14

------------------------
* Included in copies mailed to the Company's stockholders.